Filed pursuant to Rule 424(b)(3)

Under the Securities Act of 1933 in connection with Registration Statement No. 333- 292712

PROSPECTUS SUPPLEMENT

To Prospectus Dated April 8, 2026

BOOST RUN INC.

The sole purpose of this supplement (this “Supplement”) to the proxy statement/prospectus of Boost Run Inc. and Boost Run Holdings, LLC, dated April 8, 2026 (the “Prospectus”), which forms a part of the Registration Statement on Form S-4 (File No. 333- 292712) declared effective by the Securities and Exchange Commission on April 8, 2026 (the “Registration Statement”), is to supplement information contained in the Registration Statement in accordance with the amendment and restatement of that certain transfer agreement between Boost Run Holdings, LLC (“Boost Run”), Willow Lane Sponsor, LLC (the “Sponsor”) and Goodrich ILMJS LLC (the “SPV”). Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Prospectus.

Accordingly, this Supplement clarifies the disclosure set forth on the cover page and the pages of the Prospectus set forth below. Except as described in this Supplement, the information provided in the Prospectus relating to the Business Combination and the other proposals set forth therein continues to apply, and the information provided in the Prospectus is not amended, supplemented, or otherwise modified.

Description of the Transfer Agreement

The following updates the description of the Transfer Agreement on the cover page and pages 32 and 114 of the Proxy Statement.

Simultaneously with the execution of the Business Combination Agreement, and in connection with the execution of the Earnout Agreement, the Sponsor and the SPV entered into a Transfer Agreement, providing that the SPV shall purchase from the Sponsor, within six (6) months after the Closing, 27.5% of the 4,628,674 Founder Shares held by the Sponsor and 27.5% of the 4,007,222 warrants to purchase Willow Lane ordinary shares held by the Sponsor, at a purchase price for all such securities equal to $1.75 per Founder Share purchased.

The following updates the second bullet point under section “Interests of the Sponsor and Willow Lane’s Directors and Executive Officers in the Business Combination” or the answer to the question “Q: What interests do the Sponsor, Willow Lane’s directors and executive officers and their affiliates have in the Business Combination?” on the cover page and pages 20, 41 and 134 of the Proxy Statement.

●	The Sponsor paid $25,000, or approximately $0.005 per share, for the 4,628,674 Founder Shares, and $4,007,222, or $1.00 per Willow Lane Private Warrant, for the 4,007,222 Willow Lane Private Warrants. The Sponsor paid $25,000, or approximately $0.005 per share, for the 4,628,674 Founder Shares, and $4,007,222, or $1.00 per Willow Lane Private Warrant, for the 4,007,222 Willow Lane Private Warrants. As of the date hereof, the aggregate value of such securities is estimated to be approximately $61.51 million, assuming (i) the per share value of the 4,628,674 Founder Shares is the same as the $10.77 closing price of the Class A Ordinary Shares on Nasdaq on March 12, 2026, the Record Date, and (ii) the per warrant value of the 4,007,222 Willow Lane Private Warrants is the same as the $2.91 closing price of the Willow Lane Public Warrants on Nasdaq on March 12, 2026, the Record Date. The Sponsor is also a party to the Transfer Agreement. Pursuant to the Transfer Agreement, the SPV shall purchase from the Sponsor, within six (6) months after the Closing, 1,272,885 Founder Shares held by the Sponsor and 1,101,986 Willow Lane Private Warrants held by the Sponsor, at a purchase price for all such securities equal to $1.75 per Founder Share purchased. As a result, the Sponsor is likely to be able to recoup its investment in Willow Lane, through its sale of such securities to SPV or otherwise, and make a substantial profit on that investment, even if shares of Pubco common stock lose significant value after the Closing. This means that the Sponsor could earn a positive rate of return on its investment, even if the Public Shareholders experience a negative rate of return in Pubco;

The following updates the table under section “Consideration Received or to be Received by, and Securities Issued or to be Issued to, the Sponsor, its Affiliates and Promoters” on the cover page and pages 43, 44 and 136 of the Proxy Statement.

Entity	Interest in Securities	Other Consideration

Sponsor	At Closing, the Sponsor will hold a total of 4,628,674 shares of Pubco Class A Common Stock, which will be issued in exchange for the Founder Shares purchased by the Sponsor prior to the Willow Lane IPO for an aggregate price of $25,000 (or $0.005 per share), assuming the SPV has not consummated its purchase of 27.5% of the 4,628,674 Founder Shares at $1.75 per Founder Share. The Sponsor may, on or before the Closing of the Business Combination, distribute to its constituent members some or all of the Founder Shares and Willow Lane Private Warrants held by it in connection with applicable stock exchange listing requirements.	Pursuant to the Transfer Agreement, the SPV shall purchase from the Sponsor, within six (6) months after the Closing, 27.5% of the 4,628,674 Founder Share held by the Sponsor and 27.5% of the 4,007,222 Willow Lane Private Warrants held by the Sponsor, at a purchase price for all such securities equal to $1.75 per Founder Share purchased.

At Closing, the Sponsor will hold a total of 4,007,222 Pubco Private Warrants to purchase shares of Pubco Class A Common Stock, which will be issued in exchange for Willow Lane Private Warrants purchased by the Sponsor at the time of the Willow Lane IPO for an aggregate price of $4,007,222 (or $1.00 per warrant), assuming the SPV has not consummated its purchase of 27.5% of the 4,007,222 Willow Lane Private Warrants.

If any Working Capital Loans have been issued by the Sponsor and remain unpaid prior to Closing, up to $1,500,000 of such Working Capital Loans may be convertible into Pubco Private Warrants at the Closing, would, if not so converted, be repaid at the Closing; provided that, as of the date of this proxy statement/prospectus, there are no such Working Capital Loans outstanding.

The Sponsor and its affiliates are entitled to reimbursement for any out-of-pocket expenses incurred by them in connection with certain activities on Willow Lane’s behalf, such as identifying, investigating, negotiating and completing a business combination. If Willow Lane does not complete a business combination by the end of the Combination Period, Willow Lane may not have the cash necessary to reimburse these expenses. As of the date of this proxy statement/prospectus, none of the Sponsor or its affiliates has incurred any such expenses which would be reimbursed at the Closing.

Assuming (x) the SPV has not consummated its purchase of 27.5% of the Founder Shares or Willow Lane Private Warrants held by the Sponsor, upon the Closing, and (y) all $1,500,000 of Working Capital Loans are drawn down and converted into Working Capital Warrants of Pubco, at Closing the Sponsor will hold an aggregate of 10,135,896 shares of Pubco Class A Common Stock, consisting of (i) 4,628,674 shares of Pubco Class A Common Stock, which will be issued in exchange for the Founder Shares purchased by the Sponsor prior to the Willow Lane IPO; (ii) 4,007,222 shares of Pubco Class A Common Stock underlying the Pubco Private Warrants, which will be issued in exchange for Willow Lane Private Warrants purchased by the Sponsor at the time of the Willow Lane IPO; and (iii) 1,500,000 shares of Pubco Class A Common Stock underlying the Working Capital Warrants issuable upon conversion of the Working Capital Loans. The issuances of all of such shares of Pubco Class A Common Stock to the Sponsor are being registered pursuant to the registration statement of which this proxy statement/prospectus forms a part.

Additionally, pursuant to the Earnout Agreement, the Sponsor may earn up to 1,125,000 Sponsor Earnout Shares based on the performance of Pubco Class A Common Stock during the three-year period following the Closing. Such shares have not been registered and will be subject to certain registration rights. For more information about holders of Pubco common stock that are entitled to registration rights, see “Securities Eligible for Future Sale – Registration Rights.”

Entity	Interest in Securities	Other Consideration

Willow Lane Directors and Officers

Directors and officers of Willow Lane hold indirect interest in the Founder Shares held directly by the Sponsor. Willow Lane’s Chief Financial Officer, George Peng, holds an indirect interest in 101,250 Founder Shares through membership interests in the Sponsor and the Treasurer and Director of Business Development, Marjorie Hernandez, holds an indirect interest in 45,000 Founder Shares through membership interests in the Sponsor. In addition, certain independent directors of Willow Lane have received for their services as a director an indirect interest in Founder Shares through membership interests in the Sponsor: Mauricio Orellana holds an indirect interest in 35,000 Founder Shares through membership interests in the Sponsor, Robert Stevens holds an indirect interest in 50,000 Founder Shares through membership interests in the Sponsor and Rayne Steinberg holds an indirect interest in 35,000 Founder Shares through membership interests in the Sponsor.

Pursuant to the Weil Consulting Agreement, Pubco has engaged B. Luke Weil, Chairman and Chief Executive Officer of Willow Lane, to provide advice as needed with respect to business strategy and corporate governance and to use his reasonable efforts to introduce Pubco to clients and investors, commencing on the first business day following the day of the Closing and agreed to grant 336,000 shares of Pubco Class A Common Stock, subject to price-based vesting from the date of the Closing.

Each of B. Luke Weil and Rayne Steinberg of Willow Lane is expected to serve as a director of Pubco after the Closing. As such, in the future, Messrs. Weil and Steinberg may receive cash or equity compensation for their services as directors of Pubco.

The following updates the definition of “Transfer Agreement” on the page 7 of the Proxy Statement.

“Transfer Agreement” means the transfer agreement between the Sponsor and SPV, entered into on September 15, 2025 and amended and restated on April 24, 2026.

The following updates the last bullet point regarding “Transfer Agreement, Earnout Agreement and Weil Consulting Agreement” on pages 32 and 114 of the Proxy Statement.

●	Transfer Agreement, Earnout Agreement and Weil Consulting Agreement. Simultaneously with the execution of the Business Combination Agreement, and in connection with the execution of the Earnout Agreement described below, the Sponsor and the SPV entered into a Transfer Agreement, which provides that the SPV shall purchase from the Sponsor, within six (6) months after the Closing, 27.5% of the 4,628,674 Class B ordinary shares of Willow Lane held by the Sponsor and 27.5% of the 4,007,222 warrants to purchase Willow Lane held by the Sponsor, at a purchase price for all such securities equal to $1.75 per Founder Share purchased.

The following updates the footnotes (4) and (5) to the table under “Post-Business Combination Beneficial Ownership Table of Pubco” on page 243 of the Proxy Statement.

	(Assuming No Redemptions by Willow Lane Shareholders)						(Assuming 100% Redemptions by Willow Lane Shareholders)
Name and Address of Beneficial Owner(1)	Shares of Class A Common Stock		% of Class	Shares of Class B Common Stock	% of Class	Voting Power	Shares of Class A Common Stock		% of Class	Shares of Class B Common Stock	% of Class	Voting Power
Directors and Officers
Andrew Karos	29,533,018	(2)	48.08%	29,533,018	100%	90.25%	29,533,018	(2)	60.54%	29,533,018	100%	93.88%
Erik Guckel	-		-	-	-	-	-		-	-	-	-
Harry Georgakopoulos	8,016,095		25.13%	-	-	2.45%	8,016,095		41.65%	-	-	2.55%
Sean Goodrich (3)(5)	2,065,385		6.48%	-	-	*	2,065,385		10.73%	-	-	*
B. Luke Weil(4)	4,628,674		14.51%	-	-	1.41%	4,628,674		24.05%	-	-	1.47%
Ryan Burke	792,500		2.48%	-	-	*	792,500		4.12%	-	-	*
Jeffrey Kleinops	-		-	-	-	-	-		-	-	-	-
All directors and officers as a group (seven individuals)	43,762,787		71.24%	29,533,018	100%	94.60%	43,762,787		89.72%	29,533,018	100%	98.41%
Other 5% Shareholders
Willow Lane Sponsor, LLC(4)	4,628,674		14.51%	-	-	1.41%	4,628,674		24.05%	-	-	1.47%
Goodrich ILMJS LLC (5)	1,577,829	(6)	4.90%	-	-	*	1,272,885	(7)	6.61%	-	-	*
Magnetar Financial LLC(8)	1,250,000		3.92%	-	-	*	1,250,000		6.49%	-	-	*
Islet Management, LP(9)	1,153,200		3.62%	-	-	*	1,153,200		5.99%	-	-	*
Daniel Gormley-Rahn	2,531,397		7.94%	-	-	0.77%	2,531,397		13.15%	-	-	0.80%
Tynan Wilke	2,109,492		6.61%	-	-	0.64%	2,109,492		10.96%	-	-	0.67%

*Less than 1%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Boost Run Inc., 5 Revere Drive, Suite 200, Northbrook, IL 60062.

(2)	Consists of 29,533,018 shares of Pubco Class A Common Stock which may be issued upon the conversion of 29,533,018 shares of Pubco Class B Common Stock.

(3)	Includes 792,500 shares of Pubco Class A Common Stock which are directly held by Mr. Goodrich.

(4)	Willow Lane Sponsor, LLC, is the record holder of such securities. Mr. Weil is the sole managing member of the Sponsor and holds voting and investment discretion with respect to the shares of Pubco Class A Common Stock held of record by the Sponsor. Mr. Weil disclaims any beneficial ownership of the securities held by Willow Lane’s Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The Sponsor is attributed beneficial ownership over the 1,272,885 shares of Pubco Class A Common Stock and 1,101,986 Pubco Private Warrants which may be transferred pursuant to the Amended and Restated Transfer Agreement. Excludes (i) 4,007,222 shares of Pubco Class A Common Stock which are issuable upon the exercise of 4,007,222 Pubco Private Warrants and (ii) 336,000 shares of Pubco Class A Common Stock to Mr. Weil and/or his affiliates pursuant to the Weil Consulting Agreement.

(5)	Goodrich ILMJS LLC is attributed beneficial ownership over the 1,272,885 shares of Pubco Class A Common Stock and 1,101,986 Pubco Private Warrants which may be transferred pursuant to the Amended and Restated Transfer Agreement. Mr. Goodrich is the managing member of Goodrich ILMJS LLC and holds and holds voting and investment discretion with respect to the shares of Pubco Class A Common Stock held of record by Goodrich ILMJS LLC. Mr. Goodrich disclaims any beneficial ownership of the securities held by Goodrich ILMJS LLC other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(6)	Includes 304,944 shares of Pubco Class A Common Stock and shares underlying 304,944 Pubco Private Warrants and excludes 797,042 shares of Pubco Class A Common Stock and shares underlying 797,042 Pubco Private Warrants from the Sponsor that the SPV may acquire pursuant to the Amended and Restated Transfer Agreement after the Closing in accordance with the terms of the Pubco Private Warrants.

(7)	Excludes 1,101,986 shares of Pubco Class A Common Stock and shares underlying 1,101,986 Pubco Private Warrants from the Sponsor that the SPV may acquire pursuant to the Amended and Restated Transfer Agreement after the Closing in accordance with the terms of the Pubco Private Warrants.

(8)	The reported position is according to a Schedule 13G filed with the SEC on January 29, 2025 by (i) Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), (ii) Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), (iii) Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and (iv) David J. Snyderman, a citizen of the United States (“Mr. Snyderman,” collectively with Magnetar Financial, Magnetar Capital Partners and Supernova Management, the “Magnetar Parties”), in connection with Public Shares held for the following funds (collectively, the “Magnetar Funds”): (a) Magnetar Constellation Master Fund, Ltd, Magnetar Xing He Master Fund Ltd, Magnetar SC Fund Ltd, Purpose Alternative Credit Fund Ltd, all Cayman Islands exempted companies and (b) Magnetar Structured Credit Fund, LP, a Delaware limited partnership and Magnetar Alpha Star Fund LLC, Magnetar Lake Credit Fund LLC, Purpose Alternative Credit Fund-T LLC, all Delaware limited liability companies. Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Public Shares held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman. The principal business address of each of the Magnetar Parties is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(9)	The reported position is according to a Schedule 13G filed with the SEC on December 2, 2025 by (i) Islet Management LP, organized under the laws of the State of Delaware (“Islet”) and (ii) Joseph Samuels, a citizen of the United States. Joseph Samuels is the Chief Executive Officer and Chief Investment Officer of Islet. The principal business address of each of the parties above is 590 Madison Avenue, 27th Floor, New York, New York 10022.

The following updates the description of “Transfer Agreement” under “Certain Relationships and Related Party Transactions” on page 250 of the Proxy Statement.

Transfer Agreement

On September 15, 2025, the Sponsor entered into the Transfer Agreement with the SPV. Pursuant to the Transfer Agreement, the SPV shall purchase from the Sponsor 27.5% of the 4,628,674 Founder Shares held by the Sponsor and 27.5% of the 4,007,222 warrants to purchase Willow Lane ordinary shares held by the Sponsor, at a purchase price for all such securities equal to $1.75 per Founder Share purchased, for an the aggregate purchase price of $2,227,548.75. On April 24, 2026, the Sponsor and the SPV amended and restated Transfer Agreement to provide that, among other things, such purchase shall be completed on or before the six (6) month anniversary of the Closing. Specifically, the purchase shall be effected on or before the earlier of: (i) the six (6) month anniversary of Closing; and (ii) the fifteenth (15th) calendar day after the effective date of a post-Closing registration statement registering the resale of the subject securities, provided that the applicable lock-up period for such transferred securities has also expired. Prior to the consummation of such purchase, the subject securities will be placed in an escrow account administered by Continental Stock Transfer & Trust Company.

The following updates the description of the post-Closing ownership of relevant parties on the cover page and pages 13, 33 and 98 of the Proxy Statement.

Upon the completion of the Business Combination, and assuming, among other things, that no Public Shareholders (as defined below) of Willow Lane exercise redemption rights with respect to their Public Shares (as defined below) upon completion of the Business Combination, that the SPV has completed its purchase of 1,272,885 shares of Pubco Class A Common Stock and 1,101,986 Pubco Warrants from the Sponsor at the Closing pursuant to the Amended and Restated Transfer Agreement, that no shares of Pubco Class B Common Stock are converted into shares of Pubco Class A Common Stock, and that no shares of Pubco common stock are issued pursuant to the Boost Run 2025 Incentive Award Incentive Plan, as amended from time to time, to become effective upon the Closing (the “Incentive Plan”), (i) the Public Shareholders, (ii) the Sponsor, and (iii) the Sellers and the SPV, in each case, will own approximately 39.7%, 10.5% and 49.8% of the issued and outstanding shares of Pubco common stock, respectively. Percentages may not sum to 100 percent due to rounding.

The following adds the description of the amendment to the Transfer Agreement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Willow Lane – Recent Developments” on page 199 of the Proxy Statement.

Amendment to Transfer Agreement

On April 24, 2026, the Sponsor and the SPV amended and restated the Transfer Agreement to provide that, among other things, such purchase shall be completed on or before the six (6) month anniversary of the Closing. Specifically, the purchase shall be effected on or before the earlier of: (i) the six (6) month anniversary of Closing; and (ii) the fifteenth (15th) calendar day after the effective date of a post-Closing registration statement registering the resale of the subject securities, provided that the applicable lock-up period for such transferred securities has also expired. Prior to the consummation of such purchase, the subject securities will be placed in an escrow account administered by Continental Stock Transfer & Trust Company.

Lock-Up Provisions

The following updates the description of “Lock-up Provisions and Agreements” under “Securities Eligible for Future Sale” on page 250 of the Proxy Statement.

Pursuant to the Letter Agreement, the Sponsor and the Willow Lane’s directors and officers have agreed not to transfer, assign or sell any of their Founder Shares and any Willow Lane Class A Ordinary Shares issued upon conversion thereof until the earlier to occur of (i) six months after the completion of the initial Business Combination or (ii) the date on which the Willow Lane completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Willow Lane’s shareholders having the right to exchange their Willow Lane Class A Ordinary Shares for cash, securities or other property. Notwithstanding the foregoing, if (x) the closing price of the Willow Lane Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination or (y) if Willow Lane consummates a transaction after the initial Business Combination that results in the Willow Lane’s shareholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

Simultaneously with the execution of the Business Combination Agreement, Willow Lane, Pubco, Boost Run and the underwriter of the Willow Lane IPO, on the one hand, and the Sponsor and Willow Lane’s directors and officers, on the other hand, entered into the Insider Letter Amendment that was entered into in connection with Willow Lane’s IPO to (i) add Pubco and Boost Run as parties to the Insider Letter, (ii) revise the terms of the Insider Letter to reflect the contemplated Business Combination, including the issuance of Pubco securities in exchange for Willow Lane securities, and have Pubco assume and be assigned the rights and obligations of Willow Lane under the Insider Letter, (iii) amend the terms of the lock-up set forth in the Insider Letter to conform with the lock-up terms in the Lock-Up Agreements described above, and (iv) release from lock-up restrictions 10% of the 4,628,674 shares of Pubco common stock to be issued upon conversion of the Founder Shares pursuant to the Business Combination, subject to and contingent upon the Closing and upon approval of the Insider Letter Amendment Proposal by Willow Lane Shareholders at the Meeting.

Quorum and Votes Needed

The following updates the description of quorum on pages 19, 39 and 116 of the Proxy Statement.

A quorum of Willow Lane Shareholders is necessary to hold a valid meeting. The holders of at least one-third of the Willow Lane Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum. As of the Record Date, Willow Lane Shareholders holding 5,759,559 Willow Lane Ordinary Shares would be required to achieve a quorum at the Meeting. In addition to the Willow Lane Ordinary Shares held by the Sponsor, which represent approximately 26.79% of the issued and outstanding Willow Lane Ordinary Shares and which will count towards this quorum, Willow Lane will need only Public Shareholders holding 1,130,885 Willow Lane Ordinary Shares, or 8.94%, of the 12,650,000 Public Shares represented in person (including via the virtual meeting platform) or by proxy at the Meeting to have a valid quorum.

The following updates the description of votes needed from public shareholders on the cover page and pages 18, 19, 40 and 116 of the Proxy Statement.

The Sponsor currently holds 4,628,674 Willow Lane Class B Ordinary Shares, representing 26.79% of the issued and outstanding Willow Lane Ordinary Shares, in favor of each of the Proposals. As a result, with respect to each Proposal that require approval of Willow Lane Shareholders by an ordinary resolution, in addition to the Sponsor’s Willow Lane Ordinary Shares, Willow Lane would need only 4,010,664, or 31.70%, of the 12,650,000 Public Shares (assuming all issued and outstanding Willow Lane Ordinary Shares are voted at the Meeting), and would not need any Public Shares (assuming a minimum number of Willow Lane Ordinary Shares to achieve a quorum are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved. With respect to each Proposal that requires approval of Willow Lane Shareholders by a special resolution, in addition to the Sponsor’s Willow Lane Ordinary Shares, Willow Lane would need only 6,890,443, or 54.47%, of the 12,650,000 Public Shares (assuming all issued and outstanding Willow Lane Ordinary Shares are voted at the Meeting), and would not need any Public Shares (assuming a minimum number of Willow Lane Ordinary Shares to achieve a quorum are voted at the Meeting), to be voted in favor of such Proposals in order to have such Proposals approved.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Registration Statement. This Prospectus Supplement is qualified by reference to the Registration Statement, except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Registration Statement.

You should read the Prospectus, this Supplement and any additional prospectus supplement or amendment carefully before you invest in our securities.

We are a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements for so long as we remain a smaller reporting company.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 30 of the Prospectus and any other risk factors contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 24, 2026.